Exhibit 12(b)

PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	Nine Months Ended September 30,	Years Ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings, as defined:

Income Before Income Taxes	$425	$416	$423	$317	$204	$257

Total fixed charges as below	105	139	131	117	107	105

Total earnings	$530	$555	$554	$434	$311	$362

Fixed charges, as defined:
Interest charges (a)	$102	$135	$127	$113	$104	$102
Estimated interest component of operating rentals	3	4	4	4	3	3

Total fixed charges (b)	$105	$139	$131	$117	$107	$105

Ratio of earnings to fixed charges	5.0	4.0	4.2	3.7	2.9	3.4

Preferred stock dividend requirements on a pre-tax basis	$—	$—	$—	$—	$6	$21
Fixed charges, as above	105	139	131	117	107	105
Total fixed charges and preferred stock dividends	$105	$139	$131	$117	$113	$126
Ratio of earnings to combined fixed charges and preferred stock dividends	5.0	4.0	4.2	3.7	2.8	2.9

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.